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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCHIFF NUTRITION INTERNATIONAL, INC.
(Name of Subject Company)

ASCOT ACQUISITION CORP.
a wholly-owned Subsidiary of

RECKITT BENCKISER LLC
a wholly-owned Subsidiary of

RECKITT BENCKISER GROUP PLC
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

806693107
(Cusip Number of Class of Securities)

CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Kelly M. Slavitt
Deputy General Counsel and Legal Director, North America & Food
Reckitt Benckiser LLC
399 Interpace Parkway
P.O. Box 225
Parsippany, NJ 07054-0225
(973) 404-2435
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Toby S. Myerson
Kelley D. Parker
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,360,921,968	$185,629.76

*
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $42.00, the tender offer price, by (b) the sum of (i) 21,858,086, the number of issued and outstanding shares of Schiff Nutrition International, Inc. Class A common stock, including 201,690 shares of Class A common stock restricted shares, (ii) 7,486,574, the number of issued and outstanding shares of Schiff Nutrition International, Inc. Class B common stock, (iii) 2,786,143, the number of shares of Schiff Nutrition International, Inc. Class A common stock reserved for issuance by Schiff Nutrition International, Inc. pursuant to the exercise of outstanding stock options under Schiff Nutrition International, Inc.'s stock option plans, and (iv) 272,101, the number of shares of Schiff Nutrition International, Inc. Class A common stock reserved for issuance by Schiff Nutrition International, Inc. pursuant to outstanding restricted stock units. The foregoing figures are as of November 20, 2012.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$185,629.76	Filing Party:	Ascot Acquisition Corp., Reckitt Benckiser LLC and Reckitt Benckiser Group plc.
Form or Registration No.:	Schedule TO	Date Filed:	November 16, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on November 16, 2012, as amended by Amendment No. 1 to the Schedule TO, dated November 21, 2012, and Amendment No. 2 to the Schedule TO, dated November 27, 2012, by Ascot Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company ("Parent"), an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales ("Ultimate Parent"). This Schedule TO, as amended, relates to the offer by the Purchaser to purchase all of the shares of Class A common stock of Schiff Nutrition International, Inc., a Delaware corporation ("Schiff" or the "Company"), par value $0.01 per share (the "Class A Shares"), and all of the shares of Class B common stock of the Company, par value $0.01 per share together with the Class A Shares, the "Shares"), that are issued and outstanding, at a price of $42.00 per Share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase, dated November 27, 2012 (as amended, the "Offer to Purchase"), and in the related amended and restated letter of transmittal (as amended, the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(vii) and (a)(1)(viii), respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        You should read this Amendment No. 3 together with the Schedule TO and such previous amendments thereto. All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

        The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1.    Summary Term Sheet.

        Item 1 of the Schedule TO is hereby amended and supplemented by replacing the existing paragraph under the heading "Do you have the financial resources to pay for all Shares?" of the Offer to Purchase with the following:

        "Yes. The total amount of funds required by us to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $1.36 billion, plus related fees and expenses. Ultimate Parent or Parent will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. All funding for the acquisition of the Shares in the Offer and the Merger will be provided to Purchaser by Ultimate Parent and its affiliates in the form of loans and/or capital contributions made from cash on hand or the proceeds of certain commercial paper facilities of the Ultimate Parent and its subsidiaries. The Offer is not subject to any financing condition. Purchaser is a direct wholly-owned subsidiary of Parent and we are an indirect wholly-owned subsidiary of Ultimate Parent. See Section 9—"Source and Amount of Funds."

        Item 1 of the Schedule TO is hereby further amended and supplemented by adding the following text after the last existing paragraph under the heading "What is the Top-Up Option and when could it be exercised?" of the Offer to Purchase:

        "Based on the current number of outstanding shares of Company Common Stock and the current number of shares of Company Common Stock reserved for issuance as reported by the Company, a minimum of 27,402,905 shares of Company Common Stock would be required to be tendered in the Offer to enable the Purchaser, upon exercise of the Top Up Option, to acquire sufficient share ownership to effect the Merger without a vote or action by written consent of the stockholders of the Company. The Purchaser has tender commitments with respect to an aggregate of 17,589,144 shares of Company Common Stock under the Tender and Support Agreements and the D&O Agreements. See Section 11—"The Merger Agreement; Other Agreements."

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended by deleting the words "unless determined otherwise by Purchaser" at the end of the third paragraph under the heading "3. Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery" of the Offer to Purchase and is hereby further amended by deleting the second sentence of the first paragraph under the heading "7. Certain Information Concerning Schiff" of the Offer to Purchase.

Item 6.    Purpose of the Transaction and Plans or Proposals.

        Item 6 of the Schedule TO is hereby amended and supplemented by adding the following text at the end of the first paragraph under the heading "12. Purpose of the Offer; Plans for Schiff" of the Offer to Purchase:

        "Based on the current number of outstanding shares of Company Common Stock and the current number of shares of Company Common Stock reserved for issuance as reported by the Company, a minimum of 27,402,905 shares of Company Common Stock would be required to be tendered in the Offer to enable the Purchaser, upon exercise of the Top Up Option, to acquire sufficient share ownership to effect the Merger without a vote or action by written consent of the stockholders of the Company. The Purchaser has tender commitments with respect to an aggregate of 17,589,144 shares of Company Common Stock under the Tender and Support Agreements and the D&O Agreements. See Section 11—"The Merger Agreement; Other Agreements."

Item 7.    Source and Amount of Funds or Other Consideration.

        Item 7 of the Schedule TO is hereby amended and supplemented by adding the following text as a new paragraph after the second paragraph under the heading "9. Source and Amount of Funds" of the Offer to Purchase:

        "All funding for the acquisition of the Shares in the Offer and the Merger will be provided to Purchaser by Ultimate Parent and its affiliates in the form of loans and/or capital contributions. The source of such funding is expected to be from cash on hand and/or borrowings under an approximately $6 billion privately-issued unsecured commercial paper program established by the Ultimate Parent and certain of its subsidiaries for certain acquisition and working capital needs. The commercial paper program was established in the name of Reckitt Benckiser Treasury Services plc, as issuer, with JPMorgan Chase Bank, N.A. as issuing and paying agent and is unconditionally and irrevocably guaranteed by Ultimate Parent. Interest rates under the commercial paper facility are based on market conditions at the time of issuance and the duration of borrowing and recently have ranged from 0.20% per annum to less than 0.8% per annum. Maturities for notes issued under the commercial paper facility can extend up to 364 days from the date of issuance. The commercial paper facility is rated investment grade by each of Moody's and Standard & Poor's and the issuance of notes under the facility is not subject to any material conditions. Any drawing under the commercial paper program in connection with the acquisition of the Shares is expected to be repaid in the ordinary course of operation from operating revenues of the Ultimate Parent and its subsidiaries."

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text at the end of the second paragraph under the heading "16. Certain Legal Matters; Regulatory Approvals—'Short-Form Merger"' of the Offer to Purchase:

        "Based on the current number of outstanding shares of Company Common Stock and the current number of shares of Company Common Stock reserved for issuance as reported by the Company, a minimum of 27,402,905 shares of Company Common Stock would be required to be tendered in the Offer to enable the Purchaser, upon exercise of the Top Up Option, to acquire sufficient share ownership to effect the Merger without a vote or action by written consent of the stockholders of the Company. The Purchaser has tender commitments with respect to an aggregate of 17,589,144 shares of Company Common Stock under the Tender and Support Agreements and the D&O Agreements. See Section 11—"The Merger Agreement; Other Agreements."

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012	ASCOT ACQUISITION CORP.
	By:	/s/ FREDERIC LARMUSEAU
		Name:	Frederic Larmuseau
		Title:	President
RECKITT BENCKISER LLC
	By:	/s/ FREDERIC LARMUSEAU
		Name:	Frederic Larmuseau
		Title:	Senior Vice President and Manager
RECKITT BENCKISER GROUP PLC
	By:	/s/ RAKESH KAPOOR
		Name:	Rakesh Kapoor
		Title:	Chief Executive Officer

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  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 11. Additional Information.
SIGNATURE